

July 31, 2012

Via E-mail
David A. Dye
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

     Re: **Computer Programs and Systems, Inc.**
            Form 10-K for the Fiscal Year December 31, 2011
            Filed March 12, 2012
            File No. 000-49796

Dear Mr. Dye:

We have reviewed your letter dated July 18, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 10, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 2. Summary of Significant Accounting Policies

Investments, page 53

1.   We note your response to prior comment 1. The Staff believes that the disclosures should not be based on the <u>likelihood</u> of material unrealized losses. We note that your investments represent a material amount of your total assets. Please confirm that you will provide the applicable disclosures in ASC 320-10-50-6 through 50-8 in future filings.

Notes to Consolidated Financial Statements

Note 8. Financing Receivables, page 62

2.   You indicate in the last paragraph on page 4 of your response to prior comment 2 that the risk characteristics of your portfolio are neither significant nor unique to warrant disclosure. It would appear that the level of risk inherent in your portfolio would be considered in your estimate of the allowance for credit losses. Consider revising future filings to describe the risk characteristics. Refer to ASC 310-10-50-11B(a)(2).

3.   We note your proposed disclosure in future filings in response to prior comment 2. Tell us where you have included the disclosure of your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e). Also consider disclosing that customer payments related to financing receivables are transferred to trade accounts receivable when they become due, as noted from the first paragraph on page 4 of your response to prior comment 2. In this regard, a reconciliation to the amounts presented on the balance sheets may also provide clarity.

4.   Regardless of your policy of reclassifying customer payments related to financing receivables to trade accounts receivable when they become due, we believe you should disclose the recorded investment in financing receivables past due 90 days as well as an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due. Refer to ASC 310-10-50-7(b) and 50-7A. Revise future filings or further explain.

5.   Tell us what consideration you gave to disclosing the recorded investment in financing receivables by credit quality indicator. In this regard, we note that you evaluate credit quality utilizing an aging of receivables and write-offs. Refer to ASC 310-10-50-29(b).

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                                        Sincerely,

                                                        /s/ Stephen Krikorian

                                                        Stephen Krikorian
                                                        Accounting Branch Chief

cc: Via E-mail
        Timothy W. Gregg, Esq.
        Maynard, Cooper & Gale, P.C.